Michael S. Caccese
K & L Gates LLP
State Street Financial Center
One Lincoln Street
Boston, MA 02111

July 15, 2010

Re: Man Long Short Fund
       File Nos.: 333-167629; 811-22430

Dear Mr. Caccese:

On June 18, 2010, you filed on behalf of Man Long Short Fund ("Fund"), a closed-end investment company, a registration statement on Form N-2 to register common shares of the Fund under the Securities Act of 1933 ("Securities Act") and the Investment Company Act of 1940 ("1940 Act"). We have reviewed the filing and have the following comments. The page number references relate to the EDGAR printout of the filing.

Prospectus

1.   Risk Factors (page 14)—Bullet point 17 should be revised to clarify that it is not the Fund that pays fees to the manager; the hedge funds pay these fees.

2.   Risk Factors (page 15)—Bullet point 8 ("Each Hedge Fund Manager generally charges the Fund an asset-based fee…") seems to be a typo. It repeats the beginning of the previous bullet point.

3.   Indemnification of Hedge Funds and Hedge Fund Managers (page 22)— Explain supplementally why it is appropriate for the Fund to agree to indemnify certain hedge funds and their advisers. Explain whether this indemnification arrangement is typical in the fund of hedge funds context. In your response provide an analysis of how such an indemnification arrangement would work given the risks identified under the heading "Litigation and Enforcement Risk" on page 28.

4.   Managed Accounts (page 32)—Disclose the 1940 Act restrictions that apply to Fund investments in Managed Accounts. In addition, in your response advise the staff whether the co-investments in Managed Accounts contemplated between the Fund and adviser-affiliated investors would require SEC exemptive relief and, if not, why not.

5.   Adviser's Past Performance (Appendix)—The disclosure states that the appendix presents past performance portfolio information for a fund that the Fund's adviser manages "through participating affiliate arrangements…" In your response please explain the nature of the referenced affiliate arrangements. In addition, please explain why it is appropriate to break out the geographic performance of the adviser's private accounts. Analyze this presentation under the relevant staff no-action letters.

Statement of Additional Information

6.   Financial Statements (page 23)—The disclosure states that the financial statements for the Fund are not yet available but will be filed with the Commission in the Fund's annual and semi-annual reports. However, Part C of the registration statement indicates that the Fund's financial statements are included in the filing. Please advise the staff of the Fund's intent with respect to its financial statements.

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We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied in your response letter, or on exhibits added in pre-effective amendments.

When a comment is made in one location, it is considered applicable to all similar disclosure appearing elsewhere in the registration statement.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in your response letter and briefly state the basis for your position. Where changes are made in response to our comments, provide information regarding the nature of the change and, if appropriate, the location of such new or revised disclosure in the amended filing. As required by the rule, please insure that you mark new or revised disclosure to indicate changes.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In the event the Fund requests acceleration of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- the Fund is responsible for the accuracy and adequacy of the disclosure in the filing;
- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the accuracy and adequacy of the disclosure in the filing; and
- the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

Should you have any questions regarding this letter, please contact me at (202) 551-6970.

Sincerely,

Mary A. Cole
Senior Counsel